MAGNACHIP SEMICONDUCTOR S.A.

MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

c/o MagnaChip Semiconductor S.A.

74, rue de Merl

B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg, B97483

VIA EDGAR AND FACSIMILE

October 15, 2010

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney

Re:	Acceleration Request of MagnaChip Semiconductor S.A. (the “Company”) and MagnaChip Semiconductor Finance Company (the “Co-Issuer”, and together with the Company, the “Issuers”) and the Guarantors (as defined below)
Registration Statement of Form S-4 (File No. 333-168516)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Time) on Friday, October 15, 2010, or as soon thereafter as practicable.

The disclosure in the Registration Statement is the responsibility of the Issuers and the guarantors, listed on the Table of Additional Registrants in the Registration Statement (the “Guarantors”). Each of the Issuers and the Guarantors acknowledge that staff comments or changes in response to staff comments in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. Each of the Issuers and the Guarantors also represent to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and each of the Issuers and the Guarantors represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of the Issuers and the Guarantors further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuers and the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours,

MAGNACHIP SEMICONDUCTOR S.A.		MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
	Director	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR LLC		MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC

By:	/s/ Margaret Sakai	By:	/s/ Margaret Sakai
Name:	Margaret Sakai	Name:	Margaret Sakai
Title:	Chief Financial Officer	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR B.V.		MAGNACHIP SEMICONDUCTOR, INC. (USA)

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
Title:	Authorized Representative	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR LTD (UNITED KINGDOM)		MAGNACHIP SEMICONDUCTOR LTD (HONG KONG)

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
Title:	Company Secretary	Title:	Director

By:	/s/ Brent Rowe
Name:	Brent Rowe
Title:	Director

MAGNACHIP SEMICONDUCTOR LTD (TAIWAN)		MAGNACHIP SEMICONDUCTOR INC. (JAPAN)

By:	/s/ Margaret Sakai	By:	/s/ Margaret Sakai
Name:	Margaret Sakai	Name:	Margaret Sakai
Title:	Director	Title:	Director

MAGNACHIP SEMICONDUCTOR HOLDING COMPANY LIMITED

By:	/s/ Margaret Sakai
Name:	Margaret Sakai
Title:	Chief Financial Officer

Signature Page to S-4 Acceleration Request Letter

cc:	Micheal Reagan

Stuart Ogg